Exhibit 3.04

AMENDMENT TO THE BYLAWS OF THE COMPANY

   Resolved, that the Board of Directors of The Hartcourt Companies, Inc., in accordance with Article  Three of the corporation's By-Laws, hereby amend Article Three, Section Two of the By-Laws as follows:

ARTICLE THREE

 “SECTION TWO: The Board of Directors shall consist of 5 members to be elected by the shareholders at an annual meeting. The term of office shall be two years. Vacancies may be filled by the Board of Directors prior to the expiration of the term. Such appointment shall continue until the next annual meeting of shareholders.”

Date: Oct 24, 2005

/s/ Billy Wang

Billy Wang

/s/ Geoffrey Wei

Geoffrey Wei

/s/ Carrie Hartwick

Carrie Hartwick

/s/ Victor Zhou

Victor Zhou

/s/ Wilson Li

Wilson Li